First Pacific Mutual Fund, Inc.
                         2756 Woodlawn Drive, Suite #6-201
                               Honolulu, HI  96822
                                 (808) 988-8088
                              (808) 988-5770 (fax)


January 30, 2013


VIA EDGAR CORRESPONDENCE
------------------------

Ms. Christina L. DiAngelo
Senior Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549


     RE:    First Pacific Mutual Fund, Inc. (the "Registrant")
            Hawaii Municipal Fund and First Pacific Low Volatility Fund Series Registration Nos. 033-23452/811-05631
            -------------------------------------


Dear Ms. DiAngelo:

	This letter responds to your comments conveyed by telephone on Friday, January 4, 2013 to the undersigned regarding the Annual Report of the Registrant on Form N-CSR and Annual Report on Form N-SAR for the period ended September 30, 2012.

1.	Comment:  The discussion from management letter for the Hawaii Municipal
	Fund shareholders contained a comment: "For the fiscal year ended September 30, 2012, the Hawaii Municipal Fund's concentration in Hawaii municipal bonds caused the portfolio to lag the Index." During the stated period of time, the Hawaii Municipal Fund outperformed the Index.

	Response: In future Form N-CSR filings pertaining to this disclosure, Registrant will more carefully review the commentary for accuracy.

2.	Comment:  The chart displaying the growth of $10,000 for the First
	Pacific Low Volatility Fund indicates a change to the benchmark index. More details should be provided when there are changes to the benchmark index.

	Response:   This disclosure will be amended in the February 1, 2013
	First Pacific Low Volatility Fund prospectus as follows:

	The benchmark index was changed during 2012 from the S&P 500 Index and the Barclays Capital U.S. Aggregate Index to the Dow Jones Moderately Aggressive Portfolio Index because the Dow Jones index is made up of composite indexes representing stocks, bonds and cash and the Investment Manager believes it is more reflective of the Fund's management style and investments of the Fund's portfolio than either of the S&P or Barclays indexes.

3.	Comment:  The discussion from management letter for the First Pacific
	Low Volatility Fund shareholders should have included a discussion on derivative investments (options) and how it relates to performance.

	Response: In future Form N-CSR filings pertaining to this disclosure, Registrant will, if appropriate, include additional discussion on derivative investments and their impact on performance.

4.	Comment:  Registrant may want to consider listing the yield of the money
	market fund disclosed on the schedule of investments for the First Pacific Low Volatility Fund.

	Response: Registrant will consider disclosing the money market yield in future Form N-CSR filings.

5.	Comment:  On the Statement of Assets and Liabilities, Registrant should
	disclose any open payables related to the Board of Directors if there are any outstanding at fiscal year end.

	Response: Registrant will disclose open payables related to the Board of Directors in future Form N-CSR filings.

6.	Comment:  The disclosure of the Board of Directors and Officers of the
	Registrant did not include the address of the Directors and Officers.

	Response: This disclosure was inadvertently omitted during the drafting process. Registrant will include the address of the Board of Directors and Officers in future Form N-CSR filings.

7.	Comment:  The "Disclosure Regarding Approval of the Management
	Agreement", item #4 Management Fees and Total Operating Expenses, should have more specificity in the discussion, (i.e.: what information is reviewed and more details on comparable fund analysis).

	Response: Registrant will include appropriately more detailed information relating to the Management Fees and Total Operating Expenses discussion included in the "Disclosure Regarding Approval of the Management Agreement" in future Form N-CSR filings.

8.	Comment:  Item 4(c) in Form N-CSR relating to "Tax Fee" disclosure
	should include a description of the specific tax services provided, (i.e.: excise tax, tax returns, etc.).

	Response:   Registrant will include a description of the specific tax
	services provided in future Form N-CSR filings.

9.	Comment:  Registrant may want to consider enhancing the description of
	Structured Notes in the Schedule of Investments for the First Pacific Low Volatility Fund.

	Response:   In the future, Registrant will consider enhancing the
	description of Structured Notes in the Schedule of Investments for the First Pacific Low Volatility Fund, possibly by discussing the linkage to the specific index and any cap on the return.

10.	Comment:  Registrant may want to consider enhancing the disclosure of
	ROSCOP adjustments disclosed in Note 6 of the Hawaii Municipal Fund.

	Response: In future Form N-CSR filings containing this disclosure, Registrant will include additional discussion for ROSCOP adjustments.


                           *     *     *     *

In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Thank you for your time and consideration. I can be reached at (302) 897-6782 with any questions you may have.


                                      Very truly yours,

                                      /s/ Nora B. Simpson

                                      Nora B. Simpson
                                      Chief Compliance Officer of the Registrant

cc:	Roy W. Adams, Jr., Esq.